APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Merrimack Ales, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash	
1110 Petty Cash	250.00
1120 Operating Cash in Bank	7,815.06
1130 Cash - Short-term Investments - ▓▓ ▓▓▓▓	40.24
1140 Cash - Short-term Investments - ▓▓ ▓▓▓▓	25.00
1150 TD Bank ▓▓▓▓	1,258.99
Total 1100 Cash	**9,389.29**
Payroll	0.00
Total Bank Accounts	**$9,389.29**
Accounts Receivable	
1200 Accounts Receivable	13,609.34
Total Accounts Receivable	**$13,609.34**
Other Current Assets	
1300 Inventory - Beer	
1310 Inventory B - Ingredients	0.00
1320 Inventory B - WIP	5,472.90
1331 Raw Materials-Hops	1,438.78
1334 Raw Materials - Spices & Fruits	12.64
1335 Raw Materials-Malts	1,425.22
Total 1310 Inventory B - Ingredients	**8,349.54**
1330 Inventory B - Finished Goods	4,616.90
Total 1300 Inventory - Beer	**12,966.44**
1300 Inventory - Non-Beer	
1285 Inventory NB - Packaging	39.54
Total 1300 Inventory - Non-Beer	**39.54**
Undeposited Funds	0.00
Total Other Current Assets	**$13,005.98**
Total Current Assets	**$36,004.61**
Fixed Assets	
1400 Fixed Assets	
1440 FA - Machinery and Equipment	23,500.00
Total 1400 Fixed Assets	**23,500.00**
1500 Accumulated Depreciation	
1540 AD - Machinery and Equipment	-3,329.11
Total 1500 Accumulated Depreciation	**-3,329.11**
Total Fixed Assets	**$20,170.89**
Other Assets	
1600 Dimension Funding Security Deposit	1,292.00
Total Other Assets	**$1,292.00**

	TOTAL
TOTAL ASSETS	**$57,467.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2020 Swift Financial	0.00
2100 Accounts Payable	0.00
2100 Knight Capital Funding	5,604.53
Total Accounts Payable	**$5,604.53**
Credit Cards	
2200 TD Credit Card	20,187.21
2300 Paypal Clearing	5,063.65
Total Credit Cards	**$25,250.86**
Other Current Liabilities	
2500 Kabbage Loan 1900	0.00
2550 Kabbage Loan 4000	0.00
2555 Kabbage Loan 2900	0.00
2560 United Debt	-630.31
2565 Kabbage Loan 2700	1,336.50
2570 Kabbage Loan 2200	1,826.00
2700 Eastern Bank Loan	49,020.95
2800 Eastern Bank - Broiler Loan	13,499.18
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	20,631.61
Federal Unemployment (940)	185.51
MA Income Tax	3,752.09
MA Unemployment Tax	771.02
Total Payroll Liabilities	**25,340.23**
Total Other Current Liabilities	**$90,392.55**
Total Current Liabilities	**$121,247.94**
Long-Term Liabilities	
2600 Dimension Lease	9,629.79
Total Long-Term Liabilities	**$9,629.79**
Total Liabilities	**$130,877.73**
Equity	
3500 Retained Earnings	-169,423.10
Opening Balance Equity	0.00
Owner's Investment	166,374.03
Owner's Pay & Personal Expenses	-3,000.00
Net Income	-67,361.16
Total Equity	**$ -73,410.23**
TOTAL LIABILITIES AND EQUITY	**$57,467.50**

Merrimack Ales, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash	
1120 Operating Cash in Bank	1,714.01
1130 Cash - Short-term Investments - ▉▉▉▉▉	40.24
1140 Cash - Short-term Investments - ▉▉▉▉▉	25.00
1150 TD Bank ▉▉▉▉	971.20
Total 1100 Cash	**2,750.45**
Total Bank Accounts	**$2,750.45**
Accounts Receivable	
1200 Accounts Receivable	13,100.14
Total Accounts Receivable	**$13,100.14**
Other Current Assets	
1300 Inventory - Beer	
1330 Inventory B - Finished Goods	22,445.64
Total 1300 Inventory - Beer	**22,445.64**
Total Other Current Assets	**$22,445.64**
Total Current Assets	**$38,296.23**
Fixed Assets	
1400 Fixed Assets	
1440 FA - Machinery and Equipment	23,500.00
Total 1400 Fixed Assets	**23,500.00**
1500 Accumulated Depreciation	
1540 AD - Machinery and Equipment	-979.15
Total 1500 Accumulated Depreciation	**-979.15**
Total Fixed Assets	**$22,520.85**
Other Assets	
1600 Dimension Funding Security Deposit	1,292.00
Total Other Assets	**$1,292.00**
TOTAL ASSETS	**$62,109.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2020 Swift Financial	0.00
2100 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2200 TD Credit Card	21,407.26
2300 Paypal Clearing	4,414.08

	TOTAL
Total Credit Cards	**$25,821.34**
Other Current Liabilities	
2500 Kabbage Loan 1900	1,577.00
2550 Kabbage Loan 4000	3,320.00
2560 United Debt	11,071.43
2700 Eastern Bank Loan	50,045.07
2800 Eastern Bank - Broiler Loan	19,224.37
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	5,242.87
Federal Unemployment (940)	42.00
MA Income Tax	1,115.32
MA Unemployment Tax	207.38
Total Payroll Liabilities	**6,607.57**
Total Other Current Liabilities	**$91,845.44**
Total Current Liabilities	**$117,666.78**
Long-Term Liabilities	
2600 Dimension Lease	20,491.37
Total Long-Term Liabilities	**$20,491.37**
Total Liabilities	**$138,158.15**
Equity	
3500 Retained Earnings	-76,732.69
Opening Balance Equity	0.00
Owner's Investment	93,374.03
Net Income	-92,690.41
Total Equity	**$ -76,049.07**
TOTAL LIABILITIES AND EQUITY	**$62,109.08**

Merrimack Ales, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4100 Sales	131,975.93
4150 Discounts and Refunds Given	
4151 2% Discount	-157.30
4152 Other Discounts	-300.25
Total 4150 Discounts and Refunds Given	**-457.55**
4200 In House Sales	19,194.71
4300 Sales - Square	18,036.01
4400 Merchandise Sales	
4410 Merchandise Sales - Tees	12.00
4420 Merchandise Sales - Glassware	60.00
Total 4400 Merchandise Sales	**72.00**
Total Income	**$168,821.10**
Cost of Goods Sold	
5500 Merchandise COGS	
5510 Merchandise COGS - Tees	10.00
5530 Merchandise COGS - Glassware	167.40
5600 Cost of Goods - Other	39,957.85
Total 5500 Merchandise COGS	**40,135.25**
5700 Inventory Adjustment	0.00
Total Cost of Goods Sold	**$40,135.25**
GROSS PROFIT	**$128,685.85**
Expenses	
6000 Production/RD Expenses	939.72
6100 Supplies Expense (non-inventory)	179.13
Total 6000 Production/RD Expenses	**1,118.85**
7000 Operations Expenses	931.20
7030 Employee Benefits	
7031 Taxes	6,117.90
7032 Wages	65,983.85
Total 7030 Employee Benefits	**72,101.75**
7200 Office Supplies	5,223.87
7210 Advertising	40.00
7220 Shipping & Postage	137.82
7230 Utilities	20,481.34
7300 Travel & Entertainment	1,596.54
7350 Meals	2,554.70
7360 Dues & subscriptions	1,267.41
7400 Miscellaneous Expense	233.02
7500 Rent Expense	36,000.00
Total 7000 Operations Expenses	**140,567.65**
7100 Consulting	

	TOTAL
7120 Consulting - Accounting	4,377.31
Total 7100 Consulting	**4,377.31**
7550 Square Fees	518.87
7600 Insurance Expense	4,400.25
7700 Equipment Rental	4,113.12
7800 Equipment Expense	207.90
7900 Maintenance Expense	
7930 Property Tax	6,000.00
Total 7900 Maintenance Expense	**6,000.00**
8000 Selling Expenses	
8120 Sell - Marketing	699.55
8250 Sell - Meals	283.88
Total 8000 Selling Expenses	**983.43**
8500 Payroll Expenses	500.00
8501 Payroll Fees	268.33
Total 8500 Payroll Expenses	**768.33**
8600 Bank Charges & Fees	6,108.68
8700 Taxes & Licenses	954.37
Legal & Professional Services	2,500.00
Payroll Expenses	
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Repairs & Maintenance	580.95
Travel	8.00
Uncategorized Expense	68.98
Total Expenses	**$173,276.69**
NET OPERATING INCOME	$ -44,590.84
Other Expenses	
6100 Facility Maintenance	450.90
6101 New Equipment Expense	98.06
9000 Other Expenses	
9100 Depreciation/Amortization	2,349.96
9200 Loan Interest	6,432.74
9550 State Income Tax	1,788.66
9600 Loss on Sale	10,360.00
9900 Other Expenses	1,290.00
Total 9000 Other Expenses	**22,221.36**
Total Other Expenses	**$22,770.32**
NET OTHER INCOME	$ -22,770.32
NET INCOME	$ -67,361.16

Merrimack Ales, LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
4100 Sales	88,617.16
4300 Sales - Square	18,550.80
4400 Merchandise Sales	
4410 Merchandise Sales - Tees	444.00
4420 Merchandise Sales - Glassware	150.00
Total 4400 Merchandise Sales	**594.00**
Total Income	**$107,761.96**
Cost of Goods Sold	
5500 Merchandise COGS	
5510 Merchandise COGS - Tees	380.00
5530 Merchandise COGS - Glassware	124.20
5600 Cost of Goods - Other	71,121.91
Total 5500 Merchandise COGS	**71,626.11**
5700 Inventory Adjustment	-53,959.79
Total Cost of Goods Sold	**$17,666.32**
GROSS PROFIT	**$90,095.64**
Expenses	
6000 Production/RD Expenses	908.25
6100 Supplies Expense (non-inventory)	532.36
Total 6000 Production/RD Expenses	**1,440.61**
7000 Operations Expenses	
7030 Employee Benefits	
7031 Taxes	5,702.55
7032 Wages	42,139.50
Total 7030 Employee Benefits	**47,842.05**
7200 Office Supplies	4,282.75
7210 Advertising	675.41
7220 Shipping & Postage	1,132.19
7230 Utilities	12,738.81
7300 Travel & Entertainment	698.84
7350 Meals	3,212.82
7360 Dues & subscriptions	623.08
7400 Miscellaneous Expense	985.41
7500 Rent Expense	42,946.44
Total 7000 Operations Expenses	**115,137.80**
7100 Consulting	
7110 Consulting - Engineering	1,023.92
7120 Consulting - Accounting	2,380.50
Total 7100 Consulting	**3,404.42**
7550 Square Fees	549.29
7600 Insurance Expense	4,714.81

	TOTAL
7510 Operating Lease	161.95
Total 7600 Insurance Expense	**4,876.76**
7700 Equipment Rental	22,755.16
7800 Equipment Expense	766.89
7900 Maintenance Expense	
7910 Maintenance Expense - Building	128.23
7920 Maintenance Expense - Equipment	1,381.25
7930 Property Tax	6,000.00
Total 7900 Maintenance Expense	**7,509.48**
8000 Selling Expenses	
8040 Sales Commissions	3,161.64
8120 Sell - Marketing	3,530.62
8200 Travel/Entertainment	658.00
8250 Sell - Meals	819.55
Total 8000 Selling Expenses	**8,169.81**
8500 Payroll Expenses	
8501 Payroll Fees	959.10
Total 8500 Payroll Expenses	**959.10**
8600 Bank Charges & Fees	4,179.77
8700 Taxes & Licenses	300.00
Loan Fees	250.00
Repairs & Maintenance	2,037.88
Travel	16.00
Total Expenses	**$172,352.97**
NET OPERATING INCOME	$ -82,257.33
Other Income	
4650 Loan Forgiveness	3,375.00
Total Other Income	**$3,375.00**
Other Expenses	
9000 Other Expenses	
9100 Depreciation/Amortization	979.15
9200 Loan Interest	10,683.34
9500 Federal Income Tax	1,459.29
9550 State Income Tax	36.30
9900 Other Expenses	650.00
Total 9000 Other Expenses	**13,808.08**
Total Other Expenses	**$13,808.08**
NET OTHER INCOME	$ -10,433.08
NET INCOME	$ -92,690.41

Merrimack Ales, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-67,361.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-509.20
1300 Inventory - Beer:1310 Inventory B - Ingredients	0.00
1300 Inventory - Beer:1310 Inventory B - Ingredients:1320 Inventory B - WIP	-5,472.90
1300 Inventory - Beer:1310 Inventory B - Ingredients:1331 Raw Materials-Hops	-1,438.78
1300 Inventory - Beer:1310 Inventory B - Ingredients:1334 Raw Materials - Spices & Fruits	-12.64
1300 Inventory - Beer:1310 Inventory B - Ingredients:1335 Raw Materials-Malts	-1,425.22
1300 Inventory - Beer:1330 Inventory B - Finished Goods	17,828.74
1300 Inventory - Non-Beer:1285 Inventory NB - Packaging	-39.54
1500 Accumulated Depreciation:1540 AD - Machinery and Equipment	2,349.96
2100 Knight Capital Funding	5,604.53
2200 TD Credit Card	-1,220.05
2300 Paypal Clearing	649.57
2500 Kabbage Loan 1900	-1,577.00
2550 Kabbage Loan 4000	-3,320.00
2555 Kabbage Loan 2900	0.00
2560 United Debt	-11,701.74
2565 Kabbage Loan 2700	1,336.50
2570 Kabbage Loan 2200	1,826.00
2700 Eastern Bank Loan	-1,024.12
2800 Eastern Bank - Broiler Loan	-5,725.19
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	15,388.74
Payroll Liabilities:Federal Unemployment (940)	143.51
Payroll Liabilities:MA Income Tax	2,636.77
Payroll Liabilities:MA Unemployment Tax	563.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,861.58**
Net cash provided by operating activities	**$ -52,499.58**
FINANCING ACTIVITIES	
2600 Dimension Lease	-10,861.58
Owner's Investment	73,000.00

	TOTAL
Owner's Pay & Personal Expenses	-3,000.00
Net cash provided by financing activities	**$59,138.42**
NET CASH INCREASE FOR PERIOD	**$6,638.84**
Cash at beginning of period	2,750.45
CASH AT END OF PERIOD	**$9,389.29**

Merrimack Ales, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-92,690.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-13,100.14
1300 Inventory - Beer:1330 Inventory B - Finished Goods	-22,445.64
1500 Accumulated Depreciation:1540 AD - Machinery and Equipment	979.15
2020 Swift Financial	0.00
2100 Accounts Payable	-321.20
2200 TD Credit Card	26.62
2300 Paypal Clearing	4,414.08
2500 Kabbage Loan 1900	1,577.00
2550 Kabbage Loan 4000	3,320.00
2560 United Debt	11,071.43
2700 Eastern Bank Loan	50,045.07
2800 Eastern Bank - Broiler Loan	19,224.37
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	5,242.87
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:MA Income Tax	1,115.32
Payroll Liabilities:MA Unemployment Tax	207.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**61,398.31**
Net cash provided by operating activities	**$ -31,292.10**
INVESTING ACTIVITIES	
1400 Fixed Assets:1440 FA - Machinery and Equipment	-23,500.00
1600 Dimension Funding Security Deposit	-1,292.00
Net cash provided by investing activities	**$ -24,792.00**
FINANCING ACTIVITIES	
2600 Dimension Lease	20,491.37
3500 Retained Earnings	-75,409.15
Opening Balance Equity	21,380.64
Owner's Investment	93,374.03
Net cash provided by financing activities	**$59,836.89**
NET CASH INCREASE FOR PERIOD	**$3,752.79**
Cash at beginning of period	-1,002.34
CASH AT END OF PERIOD	**$2,750.45**

I, Adam Pearson, certify that:

(1) The financial statements of Merrimack Ales, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Merrimack Ales, LLC included in this Form reflects accurately the information reported on the tax return for Merrimack Ales, LLC filed for the fiscal year ended 2018 & 2017.

DocuSigned by:

Signature: *Adam Pearson*
F5B3FAA7B84444F...

Name: Adam Pearson
Title: Founder